                        UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                     (Amendment No.  1 )*

                      Henry Schein, Inc.

                       (Name of Issuer)

            Common Stock, par value $.01 per share

                (Title of Class of Securities)

                           806407102

                        (CUSIP Number)

                     Irving Shafran, Esq.
                  805 Third Avenue, 6th Floor
                      New York, NY 10022
                        (212) 755-4100

        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)

                         June 20, 1996

    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .|_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                SCHEDULE 13D

- ------------------------------------------------
CUSIP No.    806407102
           --------------
- ------------------------------------------------


- ----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Irving Shafran
- ----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)|_|
                                                                (b)|_|

- ----------- -------------------------------------------------------------------
    3       SEC USE ONLY


- ----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
- ----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                     |_|


- ----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
- --------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- -----------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              1,642,503.5
    PERSON WITH
                      --------- -----------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,642,503.5
- ----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,642,503.5
- ----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                             |_|

- ----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.8%
- ----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
- ----------- -------------------------------------------------------------------
                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                 INCLUDE  BOTH SIDES OF THE COVER PAGE,  RESPONSES  TO
               ITEMS 1-7 (INCLUDING  EXHIBITS) OF THE SCHEDULE,  AND THE
                                   SIGNATURE ATTESTATION.

                                    SCHEDULE 13D

- ------------------------------------------------
CUSIP No.    806407102
           --------------
- ------------------------------------------------


- ----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Judith Shafran
- ----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)|_|
                                                                     (b)|_|

- ----------- -------------------------------------------------------------------
    3       SEC USE ONLY


- ----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
- ----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                          |_|

- ----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
- --------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- -----------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              1,642,503.5
    PERSON WITH
                      --------- -----------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,642,503.5
- ----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,642,503.5
- ----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                    |_|

- ----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.8%
- ----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
- ----------- -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

              INCLUDE  BOTH SIDES OF THE COVER PAGE,  RESPONSES  TO
            ITEMS 1-7 (INCLUDING  EXHIBITS) OF THE SCHEDULE,  AND THE
                              SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") relates to the Common Stock, par value $.01 per share (the "Common Stock") of Henry Schein, Inc., a Delaware corporation ("HSI" or the "Company"). The Company's principal executive offices are located at 135 Duryea Road, Melville, New York 11747.

Amendment No. 1 is being filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934 (the "Exchange Act") to reflect the change in beneficial ownership of the reporting persons resulting from the sale of 715,000 shares of Common Stock reported in Item 5(c). Pursuant to Rule 13d-2(c) under the Exchange Act, the entire text of the Schedule 13D previously filed on November 15, 1995 is being restated.

Item 2.  Identity and Background

(a) Names:  Irving Shafran and Judith Shafran

(b) Business Address: c/o Irving Shafran, Esq., 805 Third Avenue, 6th Floor, New York, New York, 10022

(c) Irving Shafran - Present principal occupation: attorney; Name, principal business and address of organization in which such employment is conducted:
Irving Shafran, Esq., Attorney at Law, 805 Third Avenue, 6th Floor, New York, NY 10022. Judith Shafran - not employed.

(d) Neither Mr. Shafran nor Mrs. Shafran has been convicted in a criminal proceeding during the last five years.

(e) Neither Mr. Shafran nor Mrs. Shafran has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him or her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(e) Citizenship:  United States of America

Item 3.  Source and Amount of Funds or Other Consideration

Shares of Common Stock are beneficially owned by each of Mr. and Mrs. Shafran, as Trustees of the Revocable Trust established by Pamela M. Schein under Trust Agreement dated October 26, 1994 (the "Revocable Trust"). The Common Stock was transferred to the Revocable Trust by Pamela M. Schein on November 8, 1995.

Item 4.  Purpose of Transaction

As stated above, the shares of Common Stock beneficially owned by Mr. and Mrs. Shafran, as Trustees of the Revocable Trust, were

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transferred to the Revocable Trust by Pamela M. Schein on November 8, 1995.
Neither Mr. nor Mrs. Shafran has any present plans or proposals of the type required to be disclosed in this Item.

Item 5.  Interest in Securities of the Issuer

(a) Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, each of Mr. and Mrs. Shafran is the beneficial owner of 1,642,503.5 shares of Common Stock (representing 7.8% of the outstanding Common Stock of the Company) through their voting and dispositive power as Trustees of the Revocable Trust.

(b) The shares of Common Stock owned by the Revocable Trust are subject to a Voting Trust Agreement, dated September 30, 1994 (the "HSI Voting Trust Agreement"), among the Company, the Estate of Jacob M. Schein, the Trusts under Articles Third and Fourth of the Will of Jacob M. Schein, the Trust established by Pamela Joseph under Trust Agreement dated February 9, 1994, the Trust established by Martin Sperber under Trust Agreement dated September 19, 1994, management stockholders and Stanley M. Bergman, as Voting Trustee. Mr. Bergman, as Voting Trustee, has the sole power to vote the shares of Common Stock beneficially owned by each of Mr. and Mrs. Shafran, except that Mr. and Mrs. Shafran, as Trustees of the Revocable Trust, retain the right to vote the shares of Common Stock in connection with (i) a dissolution or liquidation of the Company, (ii) a merger or consolidation of the Company or (iii) a sale, lease or other transfer of a Significant Business Unit of the Company (as such term is defined in the HSI Voting Trust Agreement).

Mr. and Mrs. Shafran, as Trustees of the Revocable Trust, are also parties to the Amended and Restated HSI Agreement, effective as of February 16, 1994 (the "HSI Agreement"), among the Company, Marvin H. Schein, the Trust established by Marvin H. Schein under Trust Agreement dated September 9, 1994, the Charitable Trust established by Marvin H. Schein under Trust Agreement dated September 12, 1994, the Estate of Jacob M. Schein, the Trusts established by Articles Third and Fourth of the Will of Jacob M. Schein, the Trust established by Pamela Joseph under Trust Agreement dated February 9, 1994, the Trust established by Martin Sperber under Trust Agreement dated September 19, 1994, the Trust established by Stanley M. Bergman under Trust Agreement dated September 15, 1994, Pamela Schein, Pamela Joseph, Martin Sperber, Stanley M. Bergman, Steven Paladino and James P. Breslawski. Although Mr. and Mrs. Shafran, as Trustees of the Revocable Trust, share the power to dispose of, or to direct the disposition of, the shares of Common Stock described in Item 5(a) above, any disposition of such shares may be made only in accordance with the terms and conditions of the HSI Agreement.

(c) Mr. and Mrs. Shafran, as Trustees of the Revocable Trust, sold 715,000 shares of Common Stock on June 20, 1996, in connection with an underwritten public offering of the Company's

Common Stock at a price of $33.635 per share, net of underwriting discounts.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As discussed in Item 5 above, Mr. and Mrs. Shafran, as Trustees of the Revocable Trust, each have investment power over the shares of Common Stock, subject to the terms of the HSI Agreement. As also described in Item 5, the shares of Common Stock beneficially owned by each of Mr. and Mrs. Shafran, as Trustees of the Revocable Trust, are subject to the HSI Voting Trust Agreement, which grants the Voting Trustee the right to vote such shares except in connection with certain extraordinary corporate transactions.

Additionally, the HSI Agreement provides that until the earlier of the termination of the Voting Trust Agreement or January 1, 1999, Pamela Schein has the right to serve as or designate a director of the Company. Mr. Shafran presently serves as Ms. Schein's designee on the Board of Directors of the Company. The HSI Agreement also limits the right of Mr. and Mrs. Shafran, as Trustees of the Revocable Trust, to participate in any solicitation of proxies or any election contest and limits the right of the Company to adopt a shareholder rights plan.

Item 7.  Material to be Filed as Exhibits

The Voting Trust Agreement, dated September 30, 1994, among Henry Schein, Inc., the Estate of Jacob M. Schein, the Trusts under Articles Third and Fourth of the Will of Jacob M. Schein, the Trust established by Pamela Joseph under Trust Agreement dated February 9, 1994, the Trust established by Martin Sperber under Trust Agreement dated September 19, 1994, management stockholders and Stanley M. Bergman, as Voting Trustee, is hereby incorporated by reference to Exhibit 9.1 to Henry Schein, Inc.'s Registration Statement on Form S-1 (Registration No. 33-96528).

The Amended and Restated HSI Agreement, effective as of February 16, 1994, among the Company, Marvin H. Schein, the Trust established by Marvin H. Schein under Trust Agreement dated September 9, 1994, the Charitable Trust established by Marvin H. Schein under Trust Agreement dated September 12, 1994, the Estate of Jacob M. Schein, the Trusts established by Articles Third and Fourth of the Will of Jacob M. Schein, the Trust established by Pamela Joseph under Trust Agreement dated February 9, 1994, the Trust established by Martin Sperber under Trust Agreement dated September 19, 1994, the Trust established by Stanley M. Bergman under Trust Agreement dated September 15, 1994, Pamela Schein, Pamela Joseph, Martin Sperber, Stanley M. Bergman, Steven Paladino and James P. Breslawski, is hereby incorporated by reference to Exhibit 10.1 to Henry Schein, Inc.'s Registration Statement on Form S-1 (Registration No. 33-96528).

A Joint Filing Agreement, dated November 15, 1995, among the signatories to this Schedule 13D is hereby incorporated by reference to Exhibit 3 to the
Schedule 13D filed by the parties hereto on November 15, 1995.

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                         /s/ Irving Shafran
                                                         Irving Shafran


                                                         /s/ Judith Shafran
                                                         Judith Shafran

Date:  June 24, 1996

                              EXHIBIT INDEX

Exhibit                                                              Sequential
Number   Description                                                 Page Number

1 Voting Trust Agreement, dated September 30, 1994, among Henry Schein, Inc., the Estate of Jacob M. Schein, the Trusts under Articles Third and Fourth of the Will of Jacob M. Schein, the Trust established by Pamela Joseph under Trust Agreement dated February 9, 1994, the Trust established by Martin Sperber under Trust Agreement dated September 19, 1994, management stockholders and Stanley M. Bergman, as Voting Trustee.*

2 Amended and Restated HSI Agreement, effective as of February 16, 1994, among the Company, Marvin H. Schein, the Trust established by Marvin H. Schein under Trust Agreement dated September 9, 1994, the Charitable Trust established by Marvin
         H. Schein under Trust Agreement dated September 12, 1994, the Estate of Jacob M. Schein, the Trusts established by Articles Third and Fourth of the Will of Jacob M. Schein, the Trust established by Pamela Joseph under Trust Agreement dated February 9, 1994, the Trust established by Martin Sperber under Trust Agreement dated September 19, 1994, the Trust established by Stanley M. Bergman under Trust Agreement dated September 15, 1994, Pamela Schein, Pamela Joseph, Martin Sperber, Stanley M. Bergman, Steven Paladino and James P. Breslawski.**

3 Joint Filing Agreement, dated November 15, 1995, among the signatories to this Schedule 13D.***

- ---------------

* Incorporated by reference to Exhibit 9.1 to Henry Schein, Inc.'s Registration Statement on Form S-1 (Registration No. 33-96528).

** Incorporated by reference to Exhibit 10.1 to Henry Schein, Inc.'s Registration Statement on Form S-1 (Registration No. 33-96528).

*** Incorporated by reference to Exhibit 3 to the Schedule 13D filed by the parties hereto on November 15, 1995.